Exhibit 99.2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GENESIS LEASE LIMITED

March 23, 2010

Please sign, date and mail
your voting instruction card
in the envelope provided as
soon as possible.

IMPORTANT: Your voting instructions must be received by the Depositary on or before 11:59 pm, New York City time on March 18, 2010, for action to be taken.

Please detach along perforated line and mail in the envelope provided.

00003000300000000000 4	032310

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

The Board of Directors of Genesis recommends a vote “FOR” Proposal 1 and 2. PROPOSALS:

		FOR	AGAINST	ABSTAIN
1)

Adopt the Agreement and Plan of Amalgamation, dated September 17, 2009, as amended, among Genesis, AerCap Holdings N.V., and AerCap International Bermuda Limited and to approve the proposed amalgamation of Genesis and AerCap International Bermuda Limited.

		☐	☐	☐

2)	Approve an adjournment of the Genesis Special General Meeting for the solicitation of additional proxies in favor of the above proposal, if necessary.	☐	☐	☐

A detailed explanation of the above Proposals is contained in the Proxy Statement / Prospectus accompanying this Voting Instruction Card.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of ADS holder	Date:	Signature of ADS holder	Date:

Note:                 Please sign exactly as your name or names appear on this voting instruction card.  When ADSs are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GENESIS LEASE LIMITED

March 23, 2010

THE FOLLOWING VOTING INSTRUCTION CARD RELATES TO A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS (THE “GENESIS SPECIAL GENERAL MEETING”) OF GENESIS LEASE LIMITED (“GENESIS”) AND IS BEING SENT TO THE HOLDERS OF GENESIS LEASE LIMITED’S AMERICAN DEPOSITARY SHARES (EACH, A “GENESIS ADS”) PURSUANT TO THE DEPOSIT AGREEMENT AMONG GENESIS LEASE LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER.

PLEASE SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE TODAY

IMPORTANT: Your voting instructions must be received by the Depositary on or before 11:59 pm, New York City time on March 18, 2010, for action to be taken.

GENESIS LEASE LIMITED

Special General Meeting of Shareholders on March 23, 2010

The undersigned owner of Genesis ADS hereby requests and instructs Deutsche Bank Trust Company Americas, as Depositary, to vote or cause to be voted at the Genesis Special General Meeting the Common Shares of Genesis represented by such ADS registered in the name of the undersigned on the books of the Depositary as of the close of business on February 5, 2010. By signing on the reverse side hereof, the undersigned represents to the Depositary and Genesis that the undersigned is duly authorized to give the voting instructions contained therein.

THIS VOTING INSTRUCTION CARD WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE.

(Continued and to be marked, dated and signed on the reverse side.)

14475

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GENESIS LEASE LIMITED

March 23, 2010

ADS VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your voting instruction card available when you access the web page, and use the Company Number and Account Number shown on your voting instruction card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your voting instruction card available when you call and use the Company Number and Account Number shown at right.

Vote online/phone until 11:59 pm, New York City Time on March 18, 2010.

MAIL - Sign, date and mail your voting instruction card in the envelope provided as soon as possible.

COMPANY NUMBER

ACCOUNT NUMBER

IMPORTANT: Your voting instructions must be received by the Depositary on or before 11:59 pm, New York City time on March 18, 2010, for action to be taken.

Keep this portion for your records.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00003000300000000000 4	032310

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

The Board of Directors of Genesis recommends a vote “FOR” Proposal 1 and 2. PROPOSALS:

		FOR	AGAINST	ABSTAIN
1)

Adopt the Agreement and Plan of Amalgamation, dated September 17, 2009, as amended, among Genesis, AerCap Holdings N.V., and AerCap International Bermuda Limited and to approve the proposed amalgamation of Genesis and AerCap International Bermuda Limited.

		☐	☐	☐

2)	Approve an adjournment of the Genesis Special General Meeting for the solicitation of additional proxies in favor of the above proposal, if necessary.	☐	☐	☐

A detailed explanation of the above Proposals is contained in the Proxy Statement / Prospectus accompanying this Voting Instruction Card.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of ADS holder	Date:	Signature of ADS holder	Date:

Note:                 Please sign exactly as your name or names appear on this voting instruction card.  When ADSs are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.